Exhibit No. 3

                                   April 3, 1997

Board of Directors
Algiers Bancorp, Inc.
P.O. Box 6308
New Orleans, Louisiana 70174-6308
Attn:  Hugh E. Humphrey, Jr., President

Gentlemen:

          I am in receipt of your two page press release announcing your dismal December 1996 quarterly results. Your release is dated April 2, 1997 and comes over 3 months after the end of the quarter. Given the awful results, I can see why you would delay the release as long as possible.

          Let's look at your performance for this December quarter only (SAIF charge took place in the September quarter).

          I.   RETURN ON ASSETS.

               At only 58 basis points this is the worst of your past 3 quarters. You earned only $.11 per share (on 648,000 shares) which is only $.44 annually. At $13.25 today, that is a PE ratio of 30 times earnings. Do you think our stock price will continue to levitate indefinitely? On these poor fundamentals, stock is worth much less then $13.25. You are not enhancing its value with these paltry earnings and a decline seems imminent. I hear today that there is stock for sale, with no buyers.

          II.  BOOK VALUE.

               At December 31 book value per share is $15.12.
Although you have recently completed a 5% share repurchase, you should DO EVERYTHING POSSIBLE to buy back another 5% right away.

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Algiers Bancorp, Inc.
April 3, 1997
Page 2


          III. RETURN ON EQUITY.

               At 2.9% (annualized, for the quarter) it is the worst of the past 4 quarters. Continued independence as a public company is not justified with such results.


          IV.  DIVIDENDS.

               Your capital ratio remains way too high, at 20.3% now. I imagine you must be considering a one-time special (return-of-capital) dividend as soon as you can (July, 1997), but why not increase the regular dividend now? Shareholders would welcome any small enhancement on their investment, since you're not providing it through financial performance. We can probably put the money to better use than you are.


          V.   CONTINUING DECLINE IN DEPOSITS.

               At $36.6 million, it is at the lowest level of the past four quarters. Acquirors pay a premium on deposits, as you know. Such a premium, should it occur, is being diminished.


          VI.  HIGH EXPENSES.

               How can you make any meaningful profit when your operating expenses run $285,000 per quarter (Dec.)? That is an awful G&A to assets ratio of 2.36% (annualized), your worst of the past 4 quarters. Of course your efficiency ratio is, likewise, the worst of the last 4 quarters, at 78%.


          Based on these continuing poor results I again urge you to explore strategic alternatives to continued independent operation of our company. I am confident that a handsome premium to the current stock price would be paid by a suitable acquiror. Guaranty Savings and Homestead in Metaric has 44.9% capital ratio. Why not talk to them, among others, now.

          Management needs to take action on many fronts to enhance share value. It will obviously not come from recent financial performance under your aegis.


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Algiers Bancorp, Inc.
April 3, 1997
Page 3

          I look forward to your comments.

                                   Very truly yours,



                                   Jerome H. Davis
                                     (Signature)

P.S. What are NPA's at 12/31/96?
     What is annual meeting date?
     How long will it take you to release March quarter results?
































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